Deutsche Bank Financial Data Supplement 4Q2013 29 January 2014 Exhibit 99.1

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.

Deutsche Bank's financial data in this document have been
prepared under IFRS. Comparative financial information for the year
2012 presented throughout this document has been restated in the context of the adoption of IFRS 10. For more details please see the section “Impact of Changes in Accounting Principles“ of the Interim
Reports 1Q-3Q 2013.
4Q 2013 / FY 2013 are preliminary and unaudited.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
All segment figures reflect segment composition as of
31 December 2013.
4Q2013 Financial Data Supplement
Deutsche Bank consolidated Page
Financial summary
2
Group | Core Bank | Non-Core Operations Unit
3
Consolidated Statement of Income 4
Net revenues
5
Net interest income and net gains (losses) on financial
6
assets/liabilities at fair value through profit or loss
Segment detail
Corporate Banking & Securities
7
Global Transaction Banking
8
Deutsche Asset & Wealth Management 9
Private & Business Clients 10
Consolidation & Adjustments
11
Non-Core Operations Unit
12
Risk and capital
Credit risk 13
Regulatory capital and market risk 14
Non-GAAP financial measures
Non-GAAP financial measures (1/2) 15
Non-GAAP financial measures (2/2) 16
Definition of certain financial measures
17
Footnotes
19

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Financial summary
For footnotes please refer to page 19.
2
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
Share price at period end € 29.44 € 37.31 € 28.50 € 30.75 € 32.95 € 32.95 € 30.42 € 32.16 € 33.94 € 34.68 € 34.68 5% 2% 5%
Share price high¹
€ 48.70 € 39.51 € 38.02 € 34.13 € 36.24 € 39.51 € 38.73 € 37.87 € 36.58 € 37.20 € 38.73 3% 2% (2)%
Share price low € 20.79 € 26.17 € 26.61 € 22.11 € 30.64 € 22.11 € 29.93 € 29.41 € 30.44 € 32.94 € 29.41 8% 8% 33%
Basic earnings per share € 4.45 € 1.49 € 0.70 € 0.80 € (2.69) € 0.28 € 1.76 € 0.33 € 0.04 € (1.06) € 0.94 (61)% N/M N/M
Diluted earnings per share²
€ 4.30 € 1.45 € 0.69 € 0.78 € (2.69) € 0.27 € 1.71 € 0.32 € 0.04 € (1.06) € 0.91 (61)% N/M N/M
Basic shares outstanding (average), in m. 928 929 933 934 940 934 938 998 1,027 1,027 998 9% 0% 7%
Diluted shares outstanding (average), in m. 957 960 955 957 940 960 966 1,027 1,053 1,027 1,026 9% (2)% 7%
Pre-tax return on average shareholders' equity 10.2% 13.7% 6.8% 7.9% (22.9)% 1.3% 17.6% 5.6% 0.1% (8.1)% 3.7% 14.7 ppt (8.2)ppt 2.3 ppt
Pre-tax return on average active equity 10.3% 13.9% 6.9% 7.9% (23.1)% 1.4% 17.9% 5.6% 0.1% (8.2)% 3.7% 14.9 ppt (8.3)ppt 2.3 ppt
Post-tax return on average shareholders' equity 8.2% 10.2% 4.7% 5.3% (18.2)% 0.5% 12.1% 2.3% 0.3% (6.8)% 1.9% 11.4 ppt (7.1)ppt 1.4 ppt
Post-tax return on average active equity 8.2% 10.4% 4.8% 5.3% (18.4)% 0.5% 12.3% 2.4% 0.3% (6.9)% 1.9% 11.5 ppt (7.2)ppt 1.4 ppt
Book value per basic share outstanding³
€ 58.11 € 58.73 € 59.81 € 60.63 € 57.37 € 57.37 € 59.36 € 55.68 € 54.87 € 53.60 € 53.60 (7)% (2)% (7)%
Tangible book value per basic share outstanding³
€ 40.91 € 41.94 € 42.36 € 43.25 € 42.26 € 42.26 € 44.11 € 41.90 € 41.17 € 40.04 € 40.04 (5)% (3)% (5)%
Cost/income ratio 78.2% 76.1% 82.7% 80.6% 134.7% 92.5% 70.5% 84.6% 93.2% 107.1% 87.2% (27.7)ppt 13.9 ppt (5.3)ppt
Compensation ratio 39.5% 39.7% 42.2% 38.1% 40.2% 40.0% 37.8% 39.0% 37.5% 40.5% 38.6% 0.3 ppt 3.0 ppt (1.4)ppt
Noncompensation ratio 38.7% 36.4% 40.6% 42.5% 94.5% 52.5% 32.7% 45.6% 55.6% 66.6% 48.6% (27.9)ppt 10.9 ppt (3.9)ppt
Total net revenues, in EUR m. 33,228 9,194 8,020 8,649 7,873 33,736 9,391 8,215 7,745 6,580 31,931 (16)% (15)% (5)%
Provision for credit losses, in EUR m. 1,839 314 418 555 434 1,721 354 473 512 689 2,029 59% 35% 18%
Total noninterest expenses, in EUR m. 25,999 6,993 6,635 6,967 10,606 31,201 6,623 6,950 7,215 7,044 27,832 (34)% (2)% (11)%
Income (loss) before income taxes, in EUR m. 5,390 1,887 967 1,127 (3,167) 814 2,414 792 18 (1,153) 2,071 (64)% N/M 154%
Net income (loss), in EUR m. 4,326 1,407 666 754 (2,513) 316 1,661 335 51 (965) 1,082 (62)% N/M N/M
Total assets, in EUR bn. 2,164 2,111 2,249 2,194 2,022 2,022 2,033 1,910 1,788 1,649 1,649 (18)% (8)% (18)%
Shareholders' equity, in EUR bn. 53.4 55.0 55.8 56.8 54.0 54.0 55.8 57.5 56.5 55.1 55.1 2% (2)% 2%
Risk-weighted assets, in EUR bn. 381 368 373 366 334 334 325 314 310 302 302 (10)% (3)% (10)%
Common Equity Tier 1 capital ratio 9.5% 10.0% 10.2% 10.7% 11.4% 11.4% 12.1% 13.3% 13.0% 12.9% 12.9% 1.5 ppt (0.1)ppt 1.5 ppt
Tier 1 capital ratio 12.9% 13.4% 13.6% 14.2% 15.1% 15.1% 16.0% 17.3% 17.0% 16.9% 16.9% 1.8 ppt 0.0 ppt 1.8 ppt
Branches 3,078 3,075 3,064 2,973 2,984 2,984 2,963 2,939 2,897 2,907 2,907 (3)% 0% (3)%
thereof: in Germany 2,039 2,036 2,036 1,946 1,944 1,944 1,944 1,934 1,926 1,924 1,924 (1)% 0% (1)%
Employees (full-time equivalent) 100,996 100,682 100,654 100,474 98,219 98,219 97,794 97,158 98,662 98,275 98,275 0% 0% 0%
thereof: in Germany 47,323 47,241 47,240 47,262 46,308 46,308 46,577 46,646 47,194 46,377 46,377 0% (2)% 0%
1
1
3
3,4
3
3,4
3
3
5
5
5,6
3,5,6
3,5,6
5
5
3

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Group I Core Bank I Non-Core Operations Unit
3
For footnotes please refer to page 19.
(In EUR m., unless stated otherwise)
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
Group
Net revenues 33,228 9,194 8,020 8,649 7,873 33,736 9,391 8,215 7,745 6,580 31,931 (16)% (15)% (5)%
Provision for credit losses 1,839 314 418 555 434 1,721 354 473 512 689 2,029 59% 35% 18%
Total noninterest expenses 25,999 6,993 6,635 6,967 10,606 31,201 6,623 6,950 7,215 7,044 27,832 (34)% (2)% (11)%
Noncontrolling interests 0 0 0 0 0 0 0 0 0 0 0 N/M N/M N/M
Income (loss) before income taxes 5,390 1,887 967 1,127 (3,167) 814 2,414 792 18 (1,153) 2,071 (64)% N/M 154%
Additional information
Employees (full-time equivalent, at period end) 100,996 100,682 100,654 100,474 98,219 98,219 97,794 97,158 98,662 98,275 98,275 0% 0% 0%
Cost/income ratio 78% 76% 83% 81% 135% 92% 71% 85% 93% 107% 87% (28)ppt 14 ppt (5)ppt
Assets (at period end, in EUR bn.) 2,164 2,111 2,249 2,194 2,022 2,022 2,033 1,910 1,788 1,649 1,649 (18)% (8)% (18)%
Risk-weighted assets (at period end, in EUR bn.) 381 368 373 366 334 334 325 314 310 302 302 (10)% (3)% (10)%
Average active equity 50,449 53,516 54,899 56,484 55,061 54,927 53,836 56,365 56,593 55,813 55,557 1% (1)% 1%
Pre-tax return on average active equity 10.3% 13.9% 6.9% 7.9% (23.1)% 1.4% 17.9% 5.6% 0.1% (8.2)% 3.7% 14.9 ppt (8.3)ppt 2.3 ppt
Post-tax return on average active equity 8.2% 10.4% 4.8% 5.3% (18.4)% 0.5% 12.3% 2.4% 0.3% (6.9)% 1.9% 11.5 ppt (7.2)ppt 1.4 ppt
Core Bank
Net revenues 32,351 8,951 7,606 8,252 7,874 32,682 8,964 8,022 7,379 6,681 31,046 (15)% (9)% (5)%
Provision for credit losses 1,449 223 281 255 328 1,087 267 299 274 401 1,242 22% 47% 14%
Total noninterest expenses 23,438 6,306 6,146 6,360 9,078 27,889 6,085 6,232 5,904 6,304 24,525 (31)% 7% (12)%
Noncontrolling interests (14) (15) (5) 3 (13) (31) 1 0 (1) 2 3 N/M N/M N/M
Income (loss) before income taxes 7,479 2,437 1,185 1,634 (1,519) 3,737 2,611 1,491 1,201 (26) 5,277 (98)% N/M 41%
Additional information
Employees (full-time equivalent, at period end) 99,200 99,054 99,105 98,966 96,761 96,761 96,354 95,739 97,234 96,826 96,826 0% 0% 0%
Cost/income ratio 72% 70% 81% 77% 115% 85% 68% 78% 80% 94% 79% (21)ppt 14 ppt (6)ppt
Assets (at period end, in EUR bn.) 2,029 1,978 2,126 2,077 1,925 1,925 1,947 1,837 1,722 1,596 1,596 (17)% (7)% (17)%
Risk-weighted assets (at period end, in EUR bn.) 277 270 275 272 253 253 251 248 258 251 251 (1)% (3)% (1)%
Average active equity 39,002 41,039 42,596 44,240 43,467 43,007 42,613 45,546 46,926 47,863 45,562 10% 2% 6%
Pre-tax return on average active equity 18.6% 23.5% 11.0% 14.7% (14.1)% 8.5% 24.4% 13.1% 10.2% (0.1)% 11.6% 14.1 ppt (10.2)ppt 3.0 ppt
Post-tax return on average active equity 14.3% 17.2% 7.5% 9.7% (13.6)% 5.0% 16.7% 7.0% 7.5% (3.0)% 6.8% 10.6 ppt (10.5)ppt 1.8 ppt
Non-Core Operations Unit
Net revenues 877 243 414 397 0 1,054 427 193 367 (101) 886 N/M N/M (16)%
Provision for credit losses 391 91 138 300 105 634 87 174 238 288 788 174% 21% 24%
Total noninterest expenses 2,561 686 489 607 1,529 3,312 537 718 1,311 741 3,307 (52)% (43)% 0%
Noncontrolling interests 14 15 5 (3) 13 31 (1) 0 1 (2) (3) N/M N/M N/M
Income (loss) before income taxes (2,089) (550) (218) (507) (1,648) (2,923) (196) (699) (1,183) (1,127) (3,206) (32)% (5)% 10%
Additional information
Employees (full-time equivalent, at period end) 1,796 1,627 1,549 1,508 1,457 1,457 1,440 1,419 1,428 1,449 1,449 (1)% 1% (1)%
Cost/income ratio N/M N/M 118% 153 % N/M N/M 126 % N/M N/M N/M N/M N/M N/M N/M
Assets (at period end, in EUR bn.) 135 133 123 117 97 97 85 73 66 53 53 (46)% (20)% (46)%
Risk-weighted assets (at period end, in EUR bn.) 104 99 98 94 80 80 74 67 52 51 51 (37)% (3)% (37)%
Average active equity 11,447 12,477 12,303 12,244 11,593 11,920 11,224 10,818 9,667 7,950 9,995 (31)% (18)% (16)%
Pre-tax return on average active equity (18.2)% (17.6)% (7.1)% (16.6)% (56.9)% (24.5)% (7.0)% (25.8)% (49.0)% (56.8)% (32.1)% 0.1 ppt (7.8)ppt (7.6)ppt
Post-tax return on average active equity (12.7)% (12.0)% (4.6)% (10.6)% (36.2)% (15.8)% (4.7)% (17.0)% (34.9)% (30.2)% (20.2)% 6.1 ppt 4.7 ppt (4.4)ppt
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3

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Consolidated Statement of Income
4
(In EUR m.)
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
Net interest income 17,445 4,238 3,912 3,730 4,095 15,975 3,650 3,651 3,637 3,895 14,834 (5)% 7% (7)%
Provision for credit losses 1,839 314 418 555 434 1,721 354 473 512 689 2,029 59% 35% 18%
Net interest income after provision for credit losses 15,606 3,924 3,494 3,175 3,661 14,254 3,296 3,178 3,125 3,205 12,805 (12)% 3% (10)%
Commissions and fee income 11,544 2,815 2,770 2,991 2,807 11,383 2,849 3,001 3,028 3,000 11,878 7% (1)% 4%
Net gains (losses) on financial assets/liabilities at fair
value through profit or loss
3,058 2,635 1,009 1,930 460 6,034 2,843 1,338 413 (347) 4,247 N/M N/M (30)%
Net gains (losses) on financial assets available for sale 123 (46) 100 65 183 301 110 24 103 157 394 (14)% 52% 31%
Net income (loss) from equity method investments (264) (149) 57 164 91 163 36 105 132 114 387 25% (14)% 138%
Other income (loss) 1,322 (299) 172 (231) 237 (120) (97) 94 432 (239) 191 N/M N/M N/M
Total noninterest income 15,783 4,956 4,108 4,919 3,778 17,761 5,741 4,563 4,108 2,686 17,098 (29)% (35)% (4)%
Compensation and benefits 13,135 3,647 3,382 3,292 3,168 13,490 3,548 3,203 2,905 2,664 12,321 (16)% (8)% (9)%
General and administrative expenses 12,657 3,186 3,256 3,237 5,337 15,017 2,818 3,561 4,109 4,084 14,572 (23)% (1)% (3)%
Policyholder benefits and claims 207 150 (3) 162 107 414 192 (7) 171 104 460 (2)% (39)% 11%
Impairment of intangible assets 0 10 0 0 1,876 1,886 0 0 0 79 79 (96)% N/M (96)%
Restructuring activities 0 0 0 276 118 394 65 192 30 112 399 (5)% N/M 1%
Total noninterest expenses 25,999 6,993 6,635 6,967 10,606 31,201 6,623 6,950 7,215 7,044 27,832 (34)% (2)% (11)%
Income (loss) before income taxes 5,390 1,887 967 1,127 (3,167) 814 2,414 792 18 (1,153) 2,071 (64)% N/M 154%
Income tax expense (benefit) 1,064 480 301 373 (654) 498 753 457 (33) (189) 989 (71)% N/M 99%
Net income (loss) 4,326 1,407 666 754 (2,513) 316 1,661 335 51 (965) 1,082 (62)% N/M N/M
Net income attributable to noncontrolling interests 194 19 10 7 16 53 10 1 10 (6) 14 N/M N/M (73)%
Net income attributable to Deutsche Bank shareholders 4,132 1,388 656 747 (2,529) 263 1,651 334 41 (958) 1,068 (62)% N/M N/M

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Net revenues - Segment view
5
10
For footnotes please refer to page 19.
(In EUR m.)
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
Corporate Banking & Securities:
Origination (equity) 559 138 89 140 150 518 152 204 135 241 732 61% 79% 41%
Origination (debt) 1,055 379 284 377 378 1,417 453 417 367 320 1,557 (15)% (13)% 10%
Origination 1,614 517 372 517 528 1,935 605 621 502 561 2,289 6% 12% 18%
Sales & Trading (equity) 2,235 683 507 597 500 2,288 766 787 643 541 2,737 8% (16)% 20%
Sales & Trading (debt and other products) 8,539 3,169 2,136 2,463 1,422 9,190 2,732 1,909 1,285 978 6,904 (31)% (24)% (25)%
Sales & Trading 10,774 3,853 2,643 3,060 1,922 11,478 3,498 2,695 1,928 1,519 9,641 (21)% (21)% (16)%
Advisory 621 121 136 159 173 590 69 116 155 140 480 (19)% (9)% (19)%
Loan products 930 277 196 220 205 899 250 296 331 358 1,234 74% 8% 37%
Other products (39) 1 7 (11) 549 547 138 (63) 21 (117) (22) N/M N/M N/M
Total Corporate Banking & Securities 13,899 4,769 3,355 3,946 3,377 15,448 4,561 3,665 2,935 2,461 13,623 (27)% (16)% (12)%
Global Transaction Banking:
Transaction services 3,816 1,009 1,019 1,045 1,126 4,200 1,034 1,036 1,023 976 4,069 (13)% (5)% (3)%
Other products 0 0 0 0 0 0 0 0 0 0 0 N/M N/M N/M
Total Global Transaction Banking 3,816 1,009 1,019 1,045 1,126 4,200 1,034 1,036 1,023 976 4,069 (13)% (5)% (3)%
Deutsche Asset & Wealth Management:
Management fees and other recurring revenues 2,315 561 552 599 589 2,301 599 599 637 617 2,453 5% (3)% 7%
Performance and trans. fees and other non recurring
revenues
927 217 226 246 194 884 204 206 237 270 917 39% 14% 4%
Net interest income _AWM 348 84 164 104 144 496 138 125 135 146 545 2% 8% 10%
Other product revenues 510 133 56 119 61 369 94 123 69 41 327 (32)% (40)% (11)%
Mark-to-market movements on policyholder positions
in Abbey Life
178 161 (16) 167 107 420 209 (13) 186 112 494 4% (40)% 18%
Total Deutsche Asset & Wealth Management 4,278 1,156 982 1,235 1,096 4,470 1,244 1,040 1,265 1,187 4,735 8% (6)% 6%
Private & Business Clients:
Credit Products 3,022 761 764 785 792 3,102 799 784 785 815 3,183 3% 4% 3%
Deposits 3,166 811 803 773 744 3,131 755 747 732 742 2,977 0% 1% (5)%
Payments, Cards & Accounts 991 247 250 259 267 1,023 255 252 259 256 1,022 (4)% (1)% 0%
Investment & Insurance Products 1,257 331 251 263 302 1,146 317 304 263 328 1,212 9% 24% 6%
Other Revenues 1,961 248 236 354 299 1,136 259 361 283 252 1,156 (16)% (11)% 2%
Total Private & Business Clients 10,397 2,397 2,305 2,435 2,403 9,540 2,385 2,448 2,324 2,393 9,550 0% 3% 0%
Consolidation & Adjustments (39) (381) (55) (410) (129) (975) (259) (168) (168) (336) (931) 161% 100% (4)%
Non-Core Operations Unit 877 243 414 397 0 1,054 427 193 367 (101) 886 N/M N/M (16)%
Net revenues 33,228 9,194 8,020 8,649 7,873 33,736 9,391 8,215 7,745 6,580 31,931 (16)% (15)% (5)%
11

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Breakdown by Group Division/CB&S product
12
6
For footnotes please refer to page 19.
(In EUR m.)
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
Net interest income 17,445 4,238 3,912 3,730 4,095 15,975 3,650 3,651 3,637 3,895 14,834 (5)% 7% (7)%
Net gains (losses) on financial assets/liabilities at fair
value through profit or loss
3,058 2,635 1,009 1,930 460 6,034 2,843 1,338 413 (347) 4,247 N/M N/M (30)%
Total 20,503 6,873 4,920 5,660 4,555 22,009 6,493 4,990 4,050 3,548 19,081 (22)% (12)% (13)%
Sales & Trading (equity) _interest_income 1,504 513 350 444 426 1,732 628 579 484 437 2,129 3% (10)% 23%
Sales & Trading (debt and other products)
_interest_income8,121
2,769 2,072 2,197 1,189 8,226 2,771 2,100 1,224 923 7,018 (22)% (25)% (15)%
Sales & Trading _interest_income 9,625 3,282 2,421 2,641 1,614 9,958 3,400 2,678 1,708 1,360 9,146 (16)% (20)% (8)%
Loan products _interest_income 185 50 42 122 (32) 182 84 176 149 190 599 N/M 27 % N/M
Remaining products 534 161 56 48 750 1,015 135 (70) (508) 157 (285) (79)% N/M N/M
Corporate Banking & Securities _interest_income 10,345 3,492 2,519 2,811 2,333 11,155 3,619 2,785 1,350 1,707 9,460 (27)% 26% (15)%
Global Transaction Banking 1,996 533 496 526 462 2,016 541 472 567 405 1,984 (12)% (29)% (2)%
Deutsche Asset & Wealth Management 991 757 269 455 493 1,974 714 217 552 84 1,568 (83)% (85)% (21)%
Private & Business Clients 6,625 1,537 1,563 1,560 1,561 6,220 1,486 1,531 1,468 1,482 5,966 (5)% 1% (4)%
Consolidation & Adjustments (42) 198 107 17 47 369 35 (103) 46 40 19 (14)% (12)% (95)%
Non-Core Operations Unit 588 355 (33) 292 (339) 275 97 88 68 (169) 83 (50)% N/M (70)%
Total 20,503 6,873 4,920 5,660 4,555 22,009 6,493 4,990 4,050 3,548 19,081 (22)% (12)% (13)%
13

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Corporate Banking & Securities
7
For footnotes please refer to page 19.
(In EUR m., unless stated otherwise)
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
Origination (equity) 559 138 89 140 150 518 152 204 135 241 732 61% 79% 41%
Origination (debt) 1,055 379 284 377 378 1,417 453 417 367 320 1,557 (15)% (13)% 10%
Origination 1,614 517 372 517 528 1,935 605 621 502 561 2,289 6% 12% 18%
Sales & Trading (equity) 2,235 683 507 597 500 2,288 766 787 643 541 2,737 8% (16)% 20%
Sales & Trading (debt and other products) 8,539 3,169 2,136 2,463 1,422 9,190 2,732 1,909 1,285 978 6,904 (31)% (24)% (25)%
Sales & Trading 10,774 3,853 2,643 3,060 1,922 11,478 3,498 2,695 1,928 1,519 9,641 (21)% (21)% (16)%
Advisory 621 121 136 159 173 590 69 116 155 140 480 (19)% (9)% (19)%
Loan products 930 277 196 220 205 899 250 296 331 358 1,234 74% 8% 37%
Other products (39) 1 7 (11) 549 547 138 (63) 21 (117) (22) N/M N/M N/M
Total net revenues 13,899 4,769 3,355 3,946 3,377 15,448 4,561 3,665 2,935 2,461 13,623 (27)% (16)% (12)%
Provision for credit losses 50 21 (1) 18 43 81 51 26 43 65 185 48% 49% 127%
Total noninterest expenses 10,144 2,850 2,843 2,830 3,936 12,459 2,654 2,854 2,537 2,306 10,351 (41)% (9)% (17)%
therein: Total compensation and benefits 6,072 1,871 1,580 1,492 1,297 6,240 1,729 1,398 1,209 1,001 5,338 (23)% (17)% (14)%
therein: Direct severance payments 79 59 42 61 5 167 14 7 8 (2) 27 N/M N/M (84)%
therein: Restructuring activities 0 0 0 182 61 244 53 43 6 45 147 (27)% N/M (40)%
therein: Impairment of intangible assets 0 0 0 0 1,174 1,174 0 0 0 0 0 N/M N/M N/M
Noncontrolling interests 22 5 1 9 2 17 10 1 9 (3) 17 N/M N/M (2)%
Income (loss) before income taxes 3,684 1,894 512 1,089 (605) 2,891 1,846 784 345 95 3,071 N/M (73)% 6%
Additional information
Employees (front office full-time equivalent, at period end) 10,085 9,531 9,347 9,133 8,645 8,645 8,394 8,207 8,572 8,435 8,435 (2)% (2)% (2)%
Cost/income ratio 73% 60% 85% 72% 117% 81% 58% 78% 86% 94% 76% (23)ppt 7 ppt (5)ppt
Assets (at period end, in EUR bn.) 1,580 1,538 1,656 1,612 1,465 1,465 1,487 1,381 1,276 1,150 1,150 (21)% (10)% (21)%
147 143 145 136 117 117 119 116 122 116 116 (1)% (5)% (1)%
Average active equity 13,604 19,810 20,929 21,506 20,372 20,790 19,261 20,785 21,514 22,045 21,007 8% 2% 1%
Pre-tax return on average active equity 27% 38% 10% 20% (12)% 14% 38% 15% 6% 2% 15% 14 ppt (4)ppt 1 ppt
Post-tax return on average active equity 19% 26% 6% 13% (8)% 9% 26% 10% 6% (1)% 9% 8 ppt (6)ppt 0 ppt
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Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Global Transaction Banking
8
For footnotes please refer to page 19.
(In EUR m., unless stated otherwise)
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
Transaction services 3,816 1,009 1,019 1,045 1,126 4,200 1,034 1,036 1,023 976 4,069 (13)% (5)% (3)%
Other products 0 0 0 0 0 0 0 0 0 0 0 N/M N/M N/M
Total net revenues 3,816 1,009 1,019 1,045 1,126 4,200 1,034 1,036 1,023 976 4,069 (13)% (5)% (3)%
Provision for credit losses 198 44 58 39 67 208 92 79 58 86 315 27% 48% 52%
Total noninterest expenses 2,588 658 680 685 1,304 3,326 623 633 586 795 2,638 (39)% 36% (21)%
therein: Total compensation and benefits 1,101 267 345 323 258 1,193 305 304 285 279 1,173 8% (2)% (2)%
therein: Direct severance payments 14 3 3 14 5 24 4 3 (2) 2 8 (54)% N/M (67)%
therein: Restructuring activities 0 0 0 0 40 40 2 12 4 36 54 (11)% N/M 33%
therein: Impairment of intangible assets 0 0 0 0 73 73 0 0 0 57 57 (22)% N/M (22)%
Noncontrolling interests 0 0 0 0 0 0 0 0 0 0 0 N/M N/M N/M
Income (loss) before income taxes 1,029 308 282 321 (245) 665 318 324 379 95 1,117 N/M (75)% 68%
Additional information
Employees (front
office full-time equivalent, at period end) 4,265 4,250 4,287 4,331 4,314 4,314 4,266 4,197 4,185 4,067 4,067 (6)% (3)% (6)%
Cost/income ratio 68% 65% 67% 66% 116% 79% 60% 61% 57% 81% 65% (34)ppt 24 ppt (14)ppt
Assets (at period end, in EUR bn.) 97 82 94 94 88 88 98 97 89 98 98 12% 11% 12%
Risk-weighted assets (at period end, in EUR bn.) 35 32 33 35 35 35 35 37 37 38 38 9% 2% 9%
Average active equity 3,811 3,851 3,928 4,241 4,448 4,133 4,575 5,034 5,315 5,147 4,780 16% (3)% 16%
Pre-tax return on average active equity 27% 32% 29% 30% (22)% 16% 28% 26% 29% 7% 23% 29 ppt (22)ppt 7 ppt
Post-tax return on average active equity 19% 22% 19% 19% (15)% 10% 19% 17% 21% 0% 15% 16 ppt (21)ppt 4 ppt
14
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Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Deutsche Asset & Wealth Management
9
For footnotes please refer to page 19.
(In EUR m., unless stated otherwise)
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
Management fees and other recurring revenues 2,315 561 552 599 589 2,301 599 599 637 617 2,453 5% (3)% 7%
Performance and trans. fees and other non recurring
revenues
927 217 226 246 194 884 204 206 237 270 917 39% 14% 4%
Net interest income _AWM 348 84 164 104 144 496 138 125 135 146 545 2% 8% 10%
Other product revenues 510 133 56 119 61 369 94 123 69 41 327 (32)% (40)% (11)%
Mark-to-market movements on policyholder positions
in Abbey Life
178 161 (16) 167 107 420 209 (13) 186 112 494 4% (40)% 18%
Total net revenues 4,278 1,156 982 1,235 1,096 4,470 1,244 1,040 1,265 1,187 4,735 8% (6)% 6%
Provision for credit losses 16 (1) 8 8 2 18 13 0 1 9 23 N/M N/M 29%
Total noninterest expenses 3,321 949 878 1,114 1,355 4,297 1,011 960 982 979 3,932 (28)% 0% (9)%
therein: Total compensation and benefits 1,804 454 496 501 518 1,969 482 463 430 372 1,748 (28)% (13)% (11)%
therein: Direct severance payments 29 2 6 27 7 42 1 6 (2) 0 5 (100)% N/M (88)%
therein: Policyholder benefits and claims 207 149 (4) 161 108 414 191 (7) 171 104 460 (3)% (39)% 11%
therein: Restructuring activities 0 0 0 91 13 104 7 136 16 11 170 (18)% (32)% 63%
therein: Impairment of intangible assets 0 0 0 0 202 202 0 0 0 14 14 (93)% N/M (93)%
Noncontrolling interests 0 0 0 0 0 1 1 (1) 0 7% (0) N/M (75)% N/M
Income (loss) before income taxes 941 207 96 113 (262) 154 220 80 282 199 781 N/M (29)% N/M
Additional information
Employees (front office full-time equivalent, at period end) 7,017 6,931 6,920 6,811 6,474 6,474 6,334 6,261 6,265 6,159 6,159 (5)% (2)% (5)%
Cost/income ratio 78% 82% 89% 90% 124% 96% 81% 92% 78% 82% 83% (41)ppt 5 ppt (13)ppt
Assets (at period end, in EUR bn.) 69 75 78 77 78 78 80 80 80 73 73 (6)% (8)% (6)%
Risk-weighted assets (at period end, in EUR bn.) 15 14 15 12 12 12 12 11 14 13 13 7% (5)% 7%
Average active equity 5,656 5,683 5,860 6,036 5,971 5,907 5,488 5,654 5,951 6,247 5,827 5% 5% (1)%
Pre-tax return on average active equity 17% 15% 7% 7% (18)% 3% 16% 6% 19% 13% 13% 31 ppt (6)ppt 11 ppt
Post-tax return on average active equity 12% 10% 4% 5% (12)% 2% 11% 4% 14% 6% 8% 17 ppt (8)ppt 7 ppt
Invested assets (at period end, in EUR bn.) 897 911 916 938 930 930 961 941 934 931 931 0% 0% 0%
Net new money (in EUR bn.) (20) (10) (2) (5) (2) (19) 6 1 (11) (8) (12) N/M (24)% (37)%
14
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9

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Private & Business Clients
10
For footnotes please refer to page 19.
(In EUR m., unless stated otherwise)
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
Credit Products 3,022 761 764 785 792 3,102 799 784 785 815 3,183 3% 4% 3%
Deposits 3,166 811 803 773 744 3,131 755 747 732 742 2,977 0% 1% (5)%
Payments, Cards & Accounts 991 247 250 259 267 1,023 255 252 259 256 1,022 (4)% (1)% 0%
Investment & Insurance Products 1,257 331 251 263 302 1,146 317 304 263 328 1,212 9% 24% 6%
Other Revenues 1,961 248 236 354 299 1,136 259 361 283 252 1,156 (16)% (11)% 2%
Total net revenues 10,397 2,397 2,305 2,435 2,403 9,540 2,385 2,448 2,324 2,393 9,550 0% 3% 0%
Provision for credit losses 1,185 160 216 189 216 781 111 194 171 243 719 12% 42% (8)%
Memo: Impact of releases of certain Postbank
allowances
402 36 18 24 16 94 14 46 1 25 86 58 % N/M (9)%
Total noninterest expenses 7,132 1,770 1,714 1,841 1,899 7,224 1,791 1,747 1,805 1,931 7,274 2% 7% 1%
therein: Total compensation and benefits 3,738 960 869 937 1,017 3,783 950 950 894 938 3,732 (8)% 5% (1)%
therein: Direct severance payments 218 22 32 36 160 249 51 64 5 105 225 (34)% N/M (10)%
therein: Restructuring activities 0 0 0 0 0 0 1 1 3 17 22 N/M N/M N/M therein: Impairment of intangible assets 0 10 0 0 5 15 0 0 0 7 7 36 % N/M (54)%
Noncontrolling interests 178 8 7 0 0 16 0 0 0 0 0 (77)% (54)% (97)%
Income (loss) before income taxes 1,902 460 367 405 287 1,519 483 507 347 219 1,556 (24)% (37)% 2%
Additional information
Employees (front office full-time equivalent, at period end) 38,978 39,147 38,809 38,775 37,980 37,980 38,464 38,554 38,559 37,927 37,927 0 ppt (2)% 0%
Cost/income ratio 69% 74% 74% 76% 79% 76% 75% 71% 78% 81% 76% 2 ppt 3 ppt 0 ppt
Assets (at period end, in EUR bn.) 270 272 287 283 282 282 271 269 268 264 264 (7)% (1)% (7)%
Risk-weighted assets (at period end, in EUR bn.) 79 78 78 76 73 73 72 71 73 74 74 2% 2% 2%
Average active equity 12,081 11,695 11,879 12,457 12,676 12,177 13,289 14,073 14,145 14,423 13,947 14% 2% 15%
Pre-tax return on average active equity 16% 16% 12% 13% 9% 12% 15% 14% 10% 6% 11% (3)ppt (4)ppt (1)ppt
Post-tax return on average active equity 11% 11% 8% 8% 5% 8% 10% 9% 8% 1% 7% (4)ppt (6)ppt (1)ppt
Invested assets (at period end, in EUR bn.) 296 301 294 297 293 293 290 285 285 282 282 (4)% (1)% (4)%
Net new money (in EUR bn.) 8 (1) (2) (2) (4) (10) (4) (3) (2) (5) (15) 24% 120% 58%
Breakdown of PBC by business unit
Private & Commercial Banking
Total net revenues 3,716 994 913 928 905 3,741 932 924 902 946 3,704 5% 5% (1)%
Provision for credit losses 252 18 55 41 60 174 4 36 26 62 128 3% 135% (27)%
Total noninterest expenses 2,942 743 722 793 840 3,098 811 761 801 863 3,236 3% 8% 4%
Income (loss) before income taxes
522 233 137 94 5 468 118 126 74 21 340 N/M (72)% (27)%
Advisory Banking International
Total net revenues 1,996 478 471 517 504 1,971 507 528 506 511 2,052 1% 1% 4%
Provision for credit losses 176 45 57 57 51 211 55 61 60 71 248 38% 19% 18%
Total noninterest expenses 1,195 294 291 331 301 1,217 291 262 292 293 1,138 (3)% 0% (6)%
Income (loss) before income taxes 626 139 123 129 151 543 161 204 155 146 666 (4)% (6)% 23%
Postbank
Total net revenues 4,685 925 920 990 994 3,828 945 997 915 937 3,794 (6)% 2% (1)%
Provision for credit losses 758 96 104 90 105 395 52 96 85 110 343 5% 29% (13)%
Total noninterest expenses 2,995 733 701 717 758 2,910 689 723 712 775 2,900 2% 9% 0%
Noncontrolling interests 178 8 8 0 0 15 0 0 0 0 0 N/M N/M N/M
Income (loss) before income taxes 754 88 107 182 131 508 204 177 117 52 550 (60)% (56)% 8%
14
16
17
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6

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Consolidation & Adjustments
11
For footnotes please refer to page 19.
(In EUR m., unless stated otherwise)
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
Total net revenues (39) (381) (55) (410) (129) (975) (259) (168) (168) (336) (931) 161% 100% (4)%
Provision for credit losses (1) 0 0 1 (1) 0 0 0 0 0 0 N/M (50)% N/M
Total noninterest expenses 252 80 31 (111) 583 582 6 38 (6) 293 331 (50)% N/M (43)%
therein: Direct severance payments 102 35 46 (24) 0 58 6 (2) 17 4 25 N/M (73)% (57)%
therein: Restructuring activities 0 0 0 0 0 0 0 0 0 0 0 N/M N/M N/M therein: Impairment of intangible assets 0 0 0 0 0 0 0 0 0 0 0 N/M N/M N/M
Noncontrolling interests (213) (29) (14) (6) (16) (65) (10) (1) (10) 6 (14) N/M N/M (78)%
Income (loss) before income taxes (77) (432) (73) (294) (695) (1,493) (255) (205) (153) (635) (1,248) (9)% N/M (16)%
Additional information
Employees Infrastructure functions (full-time equivalent,
at period end)
38,854 39,196 39,742 39,916 39,349 39,349 38,895 38,519 39,654 40,238 40,238 2% 1% 2%
Assets (at period end, in EUR bn.) 13 11 12 11 12 12 11 11 10 10 10 (16)% (6)% (16)%
Risk-weighted assets (at period end, in EUR bn.) 2 2 3 12 16 16 12 12 12 10 10 (38)% (14)% (38)%
Average active equity 3,850 0 0 0 0 0 0 0 0 0 0 N/M (23)% N/M 7

6

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Non-Core Operations Unit
12
For footnotes please refer to page 19.
(In EUR m., unless stated otherwise)
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
Total net revenues 877 243 414 397 0 1,054 427 193 367 (101) 886 N/M N/M (16)%
Provision for credit losses 391 91 138 300 105 634 87 174 238 288 788 174% 21% 24%
Total noninterest expenses 2,561 686 489 607 1,529 3,312 537 718 1,311 741 3,307 (52)% (43)% 0%
therein: Total compensation and benefits 403 78 75 72 76 301 80 88 78 76 322 0% (2)% 7%
therein: Direct severance payments 60 0 1 0 3 3 1 0 7 4 13 69% (36)% N/M therein: Restructuring activities 0 0 0 2 3 4 1 1 1 4 7 68 % N/M 61%
therein: Impairment of intangible assets 0 0 0 0 421 421 0 0 0 0 0 N/M N/M N/M
Noncontrolling interests 14 15 5 (3) 13 31 (1) 0 1 (2) (3) N/M N/M N/M
Income (loss) before income taxes (2,089) (550) (218) (507) (1,648) (2,923) (196) (699) (1,183) (1,127) (3,206) (32)% (5)% 10%
Additional information
Employees (front office full-time equivalent, at period end) 1,796 1,627 1,549 1,508 1,457 1,457 1,440 1,419 1,428 1,449 1,449 (1)% 1% (1)%
Assets (at period end, in EUR bn.) 135 133 123 117 97 97 85 73 66 53 53 (46)% (20)% (46)%
Risk-weighted assets (at period end, in EUR bn.) 104 99 98 94 80 80 74 67 52 51 51 (37)% (3)% (37)%
Average active equity 11,447 12,477 12,303 12,244 11,593 11,920 11,224 10,818 9,667 7,950 9,995 (31)% (18)% (16)% 7

9
6

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Credit risk
13
For footnotes please refer to page 19.
(In EUR m., unless stated otherwise)
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
Allowance for loan losses
Balance, beginning of period 3,296 4,158 4,077 4,370 4,579 4,158 4,692 4,863 5,007 5,261 4,692 15% 5% 13%
Provision for loan losses 1,832 324 419 553 432 1,728 344 468 496 717 2,024 66% 44% 17%
Net charge-offs (897) (370) (130) (319) (267) (1,086) (151) (281) (212) (409) (1,053) 53% 93% (3)%
Charge-offs (1,065) (462) (166) (350) (303) (1,281) (223) (312) (241) (439) (1,215) 45% 82% (5)%
Recoveries 168 92 35 31 36 195 72 30 30 30 162 (17)% 2% (17)%
Changes in the group of consolidated companies 0 0 0 0 0 0 0 0 0 0 0 N/M N/M N/M
Exchange rate changes/other (69) (34) 4 (26) (51) (107) (22) (43) (30) (15) (110) (71)% (52)% 3%
Balance, end of period 4,162 4,077 4,370 4,579 4,692 4,692 4,863 5,007 5,261 5,553 5,553 18% 6% 18%
Allowance for off-balance sheet positions
Balance, beginning of period 218 225 214 216 217 225 215 226 231 242 215 12% 5% (5)%
Provision for off-balance sheet positions 7 (9) (1) 2 2 (7) 11 5 16 (27) 5 N/M N/M N/M
Usage 0 0 0 0 0 0 0 0 0 0 0 N/M N/M N/M
Changes in the group of consolidated companies 0 0 0 0 0 0 0 0 0 0 0 N/M N/M N/M
Exchange rate changes 0 (1) 3 (1) (4) (3) 1 (1) (5) 1 (4) N/M N/M 28%
Balance, end of period 225 214 216 217 215 215 226 231 242 216 216 0% (11)% 0%
Provision for credit losses 1,839 314 418 555 434 1,721 354 473 512 689 2,029 59% 35% 18%
Impaired loans (at period end)
Total impaired loans (at period end) 10,070 9,833 10,486 10,873 10,335 10,335 10,121 9,251 9,721 10,181 10,181 (1)% 5% (1)%
Impaired loan coverage ratio 41% 42% 42% 42% 45% 45% 48% 54% 54% 55% 55% 9 ppt 0 ppt 9 ppt
Loans
Total loans (at period end, in EUR bn.) 417 412 415 408 402 402 400 393 387 382 382 (5)% (1)% (5)%
Deduct
Allowance for loan losses (in EUR bn.) 4 4 4 5 5 5 5 5 5 6 6 18% 6% 18%
Total loans net (at period end, in EUR bn.) 413 408 410 403 397 397 395 388 382 377 377 (5)% (1)% (5)%
20

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Regulatory capital and market risk
14
For footnotes please refer to page 19.
(In EUR m., unless stated otherwise)
Dec 31, 2011 Mar 31, 2012 Jun 30, 2012 Sep 30, 2012 Dec 31, 2012 Mar 31, 2013 Jun 30, 2013 Sep 30, 2013 Dec 31, 2013
Dec 31, 2013 vs.
Dec 31, 2012
Regulatory capital
Common Equity Tier 1 capital
21, 22
36,313 37,003 37,833 39,264 37,957 39,261 41,672 40,272 38,890 2%
Tier 1 capital
21, 22 49,047 49,419 50,618 51,939 50,483 51,879 54,241 52,594 51,104 1%
Tier 2 capital 6,179 5,764 5,406 6,288 6,532 5,528 6,427 5,624 4,747 (27)%
Available Tier 3 capital 0 0 0 0 0 0 0 0 0 N/M
Total regulatory capital
21, 22 55,226 55,183 56,024 58,227 57,015 57,408 60,668 58,217 55,851 (2)%
Risk-weighted assets and capital adequacy ratios
21, 22
Risk-weighted assets (in EUR bn.) 381 368 373 366 334 325 314 310 302 (10)%
Common Equity Tier 1 capital ratio 9.5% 10.0% 10.2% 10.7% 11.4% 12.1% 13.3% 13.0% 12.9% 1.5 ppt
Tier 1 capital ratio 12.9% 13.4% 13.6% 14.2% 15.1% 16.0% 17.3% 17.0% 16.9% 1.8 ppt
Total capital ratio 14.5% 15.0% 15.0% 15.9% 17.1% 17.7% 19.3% 18.8% 18.5% 1.4 ppt
Value-at-risk of trading units (excluding Postbank)
23, 24
Average
25 71.8 55.0 55.7 55.6 57.1 59.3 57.2 53.9 53.6 (6)%
Maximum
25 94.3 65.8 76.2 76.2 80.1 69.0 69.0 69.0 69.0 (14)%
Minimum
25
44.9 47.3 43.0 43.0 43.3 53.3 47.2 43.0 43.0 (1)%
Period-end 50.0 65.8 54.6 68.7 53.7 58.2 50.2 50.7 47.9 (11)%
Value-at-risk of Postbank's trading book
23
Average
25 3.2 4.9 4.6 4.1 3.4 0.6 0.4 0.3 0.3 (92)%
Maximum
25 8.2 5.9 5.9 5.9 5.9 1.1 1.1 1.1 1.1 (81)%
Minimum

1.1 3.3 3.3 1.8 0.9 0.4 0.2 0.1 0.1 (89)%
Period-end 3.9 4.2 4.0 1.9 1.2 0.4 0.2 0.1 0.1 (92)%

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Non-GAAP financial measures (1/2)
15
For footnotes please refer to page 19.
(In EUR m., unless stated otherwise)
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
IBIT attributable to Deutsche Bank shareholders
Income (loss) before income taxes 5,390 1,887 967 1,127 (3,167) 814 2,414 792 18 (1,153) 2,071 (64)% N/M 154%
Less pre-tax noncontrolling interests (209) (28) (13) (6) (16) (64) (10) (1) (10) 5 (16) N/M N/M (76)%
IBIT attributable to Deutsche Bank shareholders 5,181 1,859 953 1,121 (3,183) 750 2,405 791 8 (1,149) 2,055 (64)% N/M 174%
Average shareholders' equity / Average active equity
Average shareholders' equity 50,547 54,300 55,683 56,920 55,671 55,597 54,621 56,990 57,071 56,482 56,203 1% (1)% 1%
Add (deduct):
Average accumulated other comprehensive (income)
loss excluding foreign currency translation, net of
applicable tax
519 0 0 0 0 0 0 0 0 0 0 N/M N/M N/M
Average dividend accruals (617) (784) (784) (436) (610) (670) (784) (625) (478) (669) (646) 10% 40% (4)%
Average active equity 50,449 53,516 54,899 56,484 55,061 54,927 53,836 56,365 56,593 55,813 55,557 1% (1)% 1%
Pre-tax return on equity
26
Pre-tax return on average shareholders' equity 10.2% 13.7% 6.8% 7.9% (22.9)% 1.3% 17.6% 5.6% 0.1% (8.1)% 3.7% 14.7 ppt (8.2)ppt 2.3 ppt
Pre-tax return on average active equity 10.3% 13.9% 6.9% 7.9% (23.1)% 1.4% 17.9% 5.6% 0.1% (8.2)% 3.7% 14.9 ppt (8.3)ppt 2.3 ppt
Post-tax return on equity
26
Post-tax return on average shareholders' equity 8.2% 10.2% 4.7% 5.3% (18.2)% 0.5% 12.1% 2.3% 0.3% (6.8)% 1.9% 11.4 ppt (7.1)ppt 1.4 ppt
Post-tax return on average active equity 8.2% 10.4% 4.8% 5.3% (18.4)% 0.5% 12.3% 2.4% 0.3% (6.9)% 1.9% 11.5 ppt (7.2)ppt 1.4 ppt
Shareholders' equity / Tangible shareholders' equity (at period end, in EUR bn.)
Total shareholders' equity 53.4 55.0 55.8 56.8 54.0 54.0 55.8 57.5 56.5 55.1 55.1 2% (2)% 2%
Less:
Goodwill and other intangible assets
15.8 15.7 16.3 16.3 14.2 14.2 14.3 14.2 14.1 13.9 13.9 (2)% (1)% (2)%
Tangible shareholders' equity (Tangible book value) 37.6 39.3 39.5 40.5 39.8 39.8 41.5 43.3 42.4 41.2 41.2 3% (3)% 3%

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Non-GAAP financial measures (2/2)
16
For footnotes please refer to page 19.
(In EUR m., unless stated otherwise)
FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012 1Q2013 2Q2013 3Q2013 4Q2013 FY2013
4Q2013 vs.
4Q2012
4Q2013 vs.
3Q2013
FY2013 vs.
FY2012
Balance sheet leverage ratio
Total assets adjusted (at period end, in EUR bn.)
Total assets (IFRS) 2,164 2,111 2,249 2,194 2,022 2,022 2,033 1,910 1,788 1,649 1,649 (18)% (8)% (18)%
Adjustment for additional derivatives netting (782) (688) (782) (741) (705) (705) (642) (571) (524) (460) (460) (35)% (12)% (35)%
Adjustment for additional pending settlements netting
and netting of pledged derivatives cash collateral
(105) (146) (153) (141) (82) (82) (138) (147) (125) (91) (91) 11% (27)% 11%
Adjustment for additional reverse repos netting (10) (14) (10) (23) (26) (26) (28) (23) (17) (18) (18) (31)% 5% (31)%
Total assets (adjusted) 1,267 1,263 1,304 1,289 1,209 1,209 1,225 1,170 1,122 1,080 1,080 (11)% (4)% (11)%
Total equity adjusted (at period end, in EUR bn.)
Total equity (IFRS) 54.7 55.4 56.0 57.1 54.2 54.2 56.1 57.7 56.8 55.1 55.1 2% (3)% 2%
Adjustment for pro-forma fair value gains (losses) on
the Group's own debt (post-tax)
4.5 3.1 3.8 3.0 1.7 1.7 2.4 2.4 2.2 1.7 1.7 0% (21)% 0%
Total equity (adjusted) 59.2 58.6 59.9 60.1 55.9 55.9 58.5 60.1 58.9 56.8 56.8 2% (4)% 2%
Leverage ratio (IFRS) 40 38 40 38 37 37 36 33 31 30 30 (7) (2) (7)
Leverage ratio (adjusted) 21 22 22 21 22 22 21 19 19 19 19 (3) 0 (3)

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Definition of certain financial measures
Profitability ratios
In connection with the implementation of the Group’s communicated strategy, the Group considers the post-tax return on average active equity, both on a Group and a segment basis. The post-tax return on both, average shareholders’ equity and average active equity, at the Group level reflects the reported effective tax rate for the Group. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributable to the segments.
Post-tax return on average shareholders' equity: Net income (loss)
attributable to Deutsche Bank shareholders (annualized), which is defined as Net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests as a percentage of average shareholders' equity.
Post-tax return on average active
equity:
Net income (loss) attributable
to Deutsche Bank shareholders (annualized), which is defined as Net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests, as a percentage of average active equity.
Pre-tax return on average shareholders' equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average shareholders' equity.
Pre-tax return on average active equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average active equity.
Average Active Equity: We calculate active equity to make comparisons to our competitors easier and we refer to active equity for several ratios.
However, active equity is not a measure provided for in IFRS and you should not compare our ratios based on average active equity to other companies’ ratios without considering the differences in the calculation.
Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate. Starting 2013, we refined our allocation of average active equity to the business segments to reflect the further increased regulatory requirements under CRR/CRD 4 and to align the allocation of capital with the communicated capital and return on equity targets. Under the new methodology, our internal demand for regulatory capital is derived based on a Common Equity Tier 1 ratio of 10.0 % at a Group level and assuming full implementation of CRR/CRD 4 rules. Therefore, the basis for allocation,
i.e., risk-weighted assets and certain regulatory capital deduction items, is also on a CRR/CRD 4 fully-loaded basis. As a result, the amount of capital allocated to the segments has increased, predominantly in CB&S and the
NCOU. The figures for 2012 were adjusted to reflect this effect. In 2012, we derived our demand for regulatory capital assuming a Core Tier 1 ratio of
9.0% (under Basel 2.5 rules), reflecting increased regulatory requirements at the time. If our average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments. Effective July 1, 2013, the
definition of active equity has been aligned to the CRR/CRD 4 (Basel 3)
framework. Under the revised definition, shareholders’ equity for 2012 and
2013 is adjusted only for dividend accruals (i.e. accumulated other comprehensive income (loss) excluding foreign currency translation, net of taxes, is now part of active equity).
17

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Definition of certain financial measures (cont.)
Balance sheet leverage ratio
We calculate our leverage ratio as a non-GAAP financial measure by dividing total assets by total equity.
We disclose an adjusted leverage ratio for which the following adjustments are made to the reported IFRS assets and equity:
- Total assets under IFRS are adjusted to reflect netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognised amounts; and (2) intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables from unsettled regular way trades. This is not permitted under IFRS.
- Total equity under IFRS is adjusted to reflect pro-forma fair value gains and losses on our own debt (post-tax estimate assuming that substantially all our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.
We apply these adjustments in calculating the adjusted leverage ratio to improve comparability with our competitors.
The definition of the adjusted leverage ratio is used consistently throughout our
Group in managing the business. There will still be differences in the way our competitors calculate their leverage ratios compared to our definition of the adjusted leverage ratio. Therefore our adjusted leverage ratio should not be compared to other companies' leverage ratios without considering the differences in the calculation. Our adjusted leverage ratio is not likely to be identical to, nor necessarily indicative of, what our leverage ratio would be under any current or future bank regulatory leverage ratio requirement.
Cost ratios
Cost/income
ratio:
Noninterest expenses as a percentage of total net revenues,
which are defined as net interest income before provision for credit losses plus noninterest income.
Compensation
ratio:
Compensation and benefits as a percentage of total net
revenues, which are defined as net interest income before provision for credit losses plus noninterest income.
Noncompensation
ratio:
Noncompensation noninterest expenses, which are
defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.
Other key ratios
Diluted earnings per
share:
Net income (loss) attributable to Deutsche Bank
shareholders, which is defined as net income (loss) excluding noncontrolling interests, divided by the weighted-average number of diluted shares outstanding.
Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts.
Book value per basic share
outstanding:
Book value per basic share outstanding
is defined as shareholders’ equity divided by the number of basic shares outstanding
(both at period end).
Tangible book value per basic share outstanding: Tangible book value per basic share outstanding is defined as shareholders’ equity less goodwill and other intangible assets, dividied by the number of basic shares outstanding (both at period-
end).
Tier 1 capital
ratio:
Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk.
Common Equity Tier 1 capital
ratio:
Common Equity Tier 1 capital, as a
percentage of the risk-weighted assets for credit, market and operational risk.
18

Deutsche Bank 4Q2013 Financial Data Supplement
financial transparency.
Footnotes
1. Source for share price information: Thomson Reuters, based on XETRA;
high and low based on intraday prices.
2. Including numerator effect of assumed conversions.
3. Definitions of ratios are provided on pages 17 and 18 of this document.
4. The reconciliation of average active equity is provided on page 15 of this document.
5. At period end.
6. Risk weighted assets and capital ratios are based upon Basel 2.5 rules.
7. Starting 2013, the Group refined its allocation of average active equity to the business segments to reflect the further increased regulatory requirements under Basel 3. Figures for 2012 were adjusted accordingly. For details please refer to page 18.
8. Includes Corporate Banking & Securities, Global Transaction Banking,
Deutsche Asset & Wealth Management, Private & Business Clients and
Consolidation & Adjustments.
9. Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
10. Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss, net fee and commission income and remaining revenues.
11. Includes revenues from ETF business.
12. Excludes fee and commission income and remaining revenues. See page 5 for total revenues by product.
13. Covers origination, advisory and other products.
14. Reflects compensation and benefits of front office employees and allocated compensation and benefits of related Infrastructure functions (allocation on a pro forma basis).
15. Reflects front office employees and related Infrastructure employees
(allocated on a pro forma basis).
16. The impact of releases of certain allowances relates to loan loss allowances which were established by Postbank prior to change of control. Releases of such allowances reduce provision for credit losses in Postbank's stand-alone financial statements. At the consolidated level of DB Group / PBC, these releases lead to an increase in interest income (because the underlying loans were consolidated at their respective fair value at change of control).
17. Includes costs related to Postbank integration.
18. Contains the major core business activities of Postbank AG as well as BHW and norisbank.
19. Includes provision for loan losses and provision for off-balance sheet positions.
20. Impaired loan coverage ratio: balance of the allowance for loan losses as a percentage of impaired loans (both at period end).
21. Regulatory capital amounts, risk weighted assets and capital ratios are based upon Basel 2.5 rules.
22. Excludes transitional items pursuant to section 64h (3) German Banking Act.
23. All figures for 1-day holding period, 99% confidence level.
24. Starting Dec 31, 2012 considers all trading exposures including Sal. Oppenheim and BHF.
25. Amounts refer to the time period between January 1st and the end of the respective quarter.
26. Based on IBIT attributable to Deutsche Bank shareholders, definitions of ratios are provided on pages 17 and 18 of this document.
27. Includes netting of cash collateral received in relation to derivative margining.
28. Includes netting of cash collateral pledged in relation to derivative margining.
29. Estimate assuming that substantially all own debt was designated at fair value.
19